UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRIAD GUARANTY INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

895925105 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement  ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Cusip #895925 10 5

Item 1:	Reporting Person – Collateral Investment Corp.
Item 4:	Delaware
Item 5:	-0-
Item 6:	2,573,551
Item 7:	-0-
Item 8:	2,573,551
Item 9:	2,573,551
Item 11:	17.8%
Item 12:	CO

Cusip #895925 10 5

Item 1:	Collateral Mortgage, Ltd.
Item 4:	Alabama
Item 5:	-0-
Item 6:	2,572,500
Item 7:	-0-
Item 8:	2,572,500
Item 9:	2,572,500
Item 11:	17.8%
Item 12:	PN

Cusip #895925 10 5

Item 1:	Collat, Inc.
Item 4:	Alabama
Item 5:	-0-
Item 6:	2,572,500
Item 7:	-0-
Item 8:	2,572,500
Item 9:	2,572,500
Item 11:	17.8%
Item 12:	CO

Cusip #895925 10 5

Item 1:	William T. Ratliff, Jr.
Item 4:	United States
Item 5:	65,900
Item 6:	5,146,051
Item 7:	65,900
Item 8:	5,146,051
Item 9:	5,211,951
Item 11:	36.1%
Item 12:	IN

Cusip #895925 10 5

Item 1:	William T. Ratliff, III
Item 4:	United States
Item 5:	213,783
Item 6:	5,146,051
Item 7:	213,783
Item 8:	5,146,051
Item 9:	5,359,834
Item 11:	37.1%
Item 12:	IN

SCHEDULE 13G – TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a)	Name of Issuer:

Triad Guaranty, Inc.

Item 1(b)	Name of Issuer’s Principal Executive Offices:

101 South Stratford Road, Suite 500

Winston-Salem, NC 27104

Item 2(a)	Name of Person Filing:

This Schedule 13G is filed on behalf of Collateral Investment Corp., a Delaware corporation (“CIC”), Collateral Mortgage, Ltd., an Alabama limited partnership (“CML”), Collat, Inc., an Alabama corporation (“Collat”), William T. Ratliff, Jr., (“Ratliff, Jr.”) and William T. Ratliff, III (“Ratliff, III”), (CIC, CML, Collat, Ratliff, Jr. and Ratliff, III are collectively referred to hereinafter as the “Filing Persons”).

CIC and CML are each direct beneficial owners of more than 5% of the common stock of Triad Guaranty Inc.

CIC

—

Ratliff, Jr. is a vice president and director of CIC and beneficially owns 24.6% of the outstanding voting capital stock of CIC. Ratliff, III is president and a director of CIC and beneficially owns 27.6% of the outstanding voting capital stock of CIC.

CML

—

Ratliff, Jr. beneficially owns 29.9% of the outstanding limited partnership interests in CML. Ratliff, III beneficially owns 7.8% of the outstanding limited partnership interests in CML.

Collat

—

Collat is the general partner of CML. Ratliff, Jr. is a vice president and a director of Collat and beneficially owns 0% of the outstanding voting capital stock of Collat. Ratliff, III is president and a director of Collat and beneficially owns 50.2% of the outstanding voting capital stock of Collat.

Item 2(b)	Address or Principal Business Office or, if None, Residence:

CIC has its principal business office at 1900 Crestwood Boulevard, Birmingham, AL 35210.

CML, Collat, Inc., William T. Ratliff, Jr. and William T. Ratliff, III have their principal business office at 1900 Crestwood Boulevard, Birmingham, AL 35210.

Item 2(c)	Citizenship:

Not applicable

Item 2(d)	Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e)	CUSIP Number:

895925 10 5

Item 3	If this statement is filed pursuant to Rule 13d-1(b) or 13d – 2(b), check whether the person filing is a:

Not applicable

Item 4	Ownership

(a) Amount Beneficially Owned:*

William T. Ratliff, Jr.

—————————

The aggregate amount beneficially owned by William T. Ratliff, Jr., includes 2,573,551 shares held of record by CIC and 2,572,500 shares held of record by CML.

William T. Ratliff, III

—————————

The aggregate amount beneficially owned by William T. Ratliff, III, includes 2,753,551 shares held of record by CIC, 2,572,500 shares held of record by CML, 1,500 shares held of record by his wife, 5,900 shares held of record by his minor children, and 136,131 shares which he could acquire through the exercise of stock options.

(b) Percent of Class:*

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:*

(ii)	shared power to vote or to direct the vote:*

(iii)	sole power to dispose or to direct the disposition of:*

(iv)	shared power to dispose or to direct the disposition of:*

“*”	Item 5 – 11 relating to each Filing Person included in this Schedule 13G are incorporated herein by reference and show, respectively, the beneficial ownership of each Filing Person.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of the Group

The Filing Persons have entered into a Joint Reporting Agreement dated February 12, 2004, which is attached hereto as Exhibit A, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13G.

Item 9:	Notice of Dissolution of Group

Not applicable

Item 10	Certification

Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004

COLLATERAL INVESTMENT CORP.
By:	/s/ William T. Ratliff, III

William T. Ratliff, III
President

COLLATERAL MORTGAGE, LTD.
By:	/s/ Robert M. Couch

Robert M. Couch
Managing Director

COLLAT, INC.
By:	/s/ William T. Ratliff, III

William T. Ratliff, III
President

WILLIAM T. RATLIFF, Jr.
By:	/s/ William T. Ratliff, Jr.

William T. Ratliff, Jr.

WILLIAM T. RATLIFF, III
By:	/s/ William T. Ratliff, III

William T. Ratliff, III

EXHIBIT A

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, each of the parties hereto represents to and agrees with each other as follows:

1. Such party is eligible to file a statement or statements on Schedule 13G pertaining to the Common Stock, $.01 par value per share, of Triad Guaranty Inc., a Delaware corporation, to which this agreement is an exhibit, for the filing of the information contained therein.

2. Such party is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein; provided that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3. Such party agrees that such statement is filed by and on behalf of each such party and that any amendment or amendments thereto will be filed on behalf of each such party.

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated: February 12, 2004

COLLATERAL INVESTMENT CORP.
By:	/s/ William T. Ratliff, III

William T. Ratliff, III

COLLATERAL MORTGAGE, LTD.
By:	/s/ Robert M. Couch

Robert M. Couch
Managing Director

COLLAT, INC.
By:	/s/ William T. Ratliff, III

William T. Ratliff, III
President

WILLIAM T. RATLIFF, Jr.
By:	/s/ William T. Ratliff, Jr.

William T. Ratliff, Jr.

WILLIAM T. RATLIFF, III
By:	/s/ William T. Ratliff, III

William T. Ratliff, III